

October 22, 2010

David R. Jaffe, President and Chief Executive Officer
The Dress Barn, Inc.
30 Dunnigan Drive
Suffern, New York 10901

      Re: The Dress Barn, Inc.
                 Form 10-K for the Fiscal Year Ended July 31, 2010
                 Filed September 24, 2010
                 File No. 000-11736

Dear Mr. Jaffe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 17
Dividend Policy, page 17

1. We note the statement in the last paragraph on page 17 that "payments of dividends are limited in any one year by our revolving credit facility." Please confirm that, in future filings, the company will provide disclosure pursuant to Item 201(c)(1) of Regulation S-K regarding restrictions on the company's ability to pay dividends.

Management's Discussion and Analysis, page 21

2. We note the disclosure of your revolving credit facility on page 33. In future filings, please revise the description of your revolving credit facility to disclose the "financial covenants with respect to fixed charge coverage ratio" and other material covenants, and describe your compliance with those covenants in quantified terms.

Directors, Executive Officers and Corporate Governance, page 42

3. Please confirm that, in future filings, the company will include all positions and offices with the registrant held by each officer. In this regard, we note Mr. Correia as the Executive Vice President and Chief Financial Officer.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Merger with Tween Brands, Inc., page F-16

4. We note the pro forma information provided here is not consistent with that presented in the pro forma financial statements filed as Exhibit 99.2 of the Form 8-K filed on October 5, 2010. For example, pro forma net income of $147,224 for the fiscal year ended July 31, 2010 disclosed here does not agree to pro forma net income of $143,102 as disclosed in the pro forma financial statements. Please revise or provide an explanation for all material differences.

3. Changes in Accounting Principles, page F-19
Change in Method of Accounting for Convertible Notes, page F-19

5. We note your disclosure that the difference between the fair value and principal amount of the convertible notes was $33.4 million and this amount was retrospectively recorded as a debt discount and as an increase to additional paid-in capital as of the issuance date upon adoption of ASC 470-20. However, it appears you have recorded adjustments of $19,487 to additional paid-in capital and $13,646 as debt discount to convertible notes as of July 25, 2009. Please reconcile these disclosures. In addition, please revise your disclosures to clearly show the cumulative effect of the change in accounting principle on periods prior to those presented and recognized as of the beginning of the first period presented in accordance with ASC 250-10-50-1.

9. Debt, page F-32

6. We note your disclosure that you conducted a tender offer of your convertible senior notes with an aggregate balance of $112.5 million and paid total consideration of $273.4 million. Please revise to disclose the fair value of the notes tendered and what the note holders were entitled to receive. Tell us how you considered the guidance in FASB ASC 470-20-40-26 and how your calculation of the loss on debt extinguishment is appropriate. In this regard, tell us how you accounted for the 6.2 million shares of common stock issued valued at $156.4 million and reconcile such disclosures to 6.2 million shares recorded at ($14,027) in the statement of stockholders' equity.

Exhibits

7. We note that Exhibit 10.18 is missing certain exhibits, schedules, annexes, or appendices. Please file this exhibit in its entirety with your next periodic report pursuant to Item 601(b)(10) of Regulation S-K.

Form S-4/A, filed October 12, 2010

Executive Compensation, page 42

8. Please revise future filings to identify the members of the "bonus review committee, which consists of certain members of senior management." Your revised disclosure should clarify the role of the committee and how it relates to the compensation committee. Please provide us with your proposed draft disclosure.

9. Please confirm that in future filings you will provide more qualitative disclosure regarding the level of achievement necessary for meeting the personal goals, which appear to require a score of 300 on "a scale of 0 to 500 points," as discussed on page 47. Please provide us with your proposed draft disclosure.

10. We note the statement on page 56 that your compensation programs "may not" reasonably be expected to give rise to a material adverse effect. Please advise us if you determined that your compensation programs are not reasonably likely to have a material adverse effect, and describe for us the process you undertook to reach such a conclusion under Item 402(s) of Regulation S-K.

Compensation Benchmarking

11. You state that you seek to target salary compensation at approximately the 50th percentile of your peer group of 16 companies. In future filings, please revise to address the extent to which compensation fell at the 50th percentile or any other ranges you use as suggested by the peer group. Please provide draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Jamie Kessel at (202) 551-3727 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

                         Sincerely,

                         John Reynolds
                         Assistant Director

cc: Steven L. Kirshenbaum, Esq.
        Julie M. Allen, Esq.
        Fax: (212) 969-2900